Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Trident Acquisitions Corp. (the “Company”) on Form S-1 of our report dated March 14, 2018, which includes an explanatory paragraph as to Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Trident Acquisitions Corp. as of December 31, 2017 and 2016 and for the year ended December 31, 2017 and for the period from March 17, 2016 (inception) through December 31, 2016, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
March 14, 2018